Exhibit 99.4

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB (NYSE)

GIB.A (TSX)

cgi.com/newsroom

CGI to appoint François Boulanger President and

Chief Executive Officer, effective October 1, 2024

George D. Schindler to retire and remain a member of the Board, effective October 1, 2024

Montréal, Quebec, May 22, 2024 – The CGI (NYSE: GIB) (TSX: GIB.A) Board of Directors announced the appointment of François Boulanger as President and Chief Executive Officer and a member of the Board of Directors, effective October 1, 2024. Mr. Boulanger is currently President and Chief Operating Officer for CGI’s operations in Canada, U.S. Commercial and State Government, Asia Pacific Global Delivery Centers of Excellence, and Global IP Solutions. George D. Schindler, currently President and Chief Executive Officer, will retire effective September 30, 2024. Mr. Schindler will continue to serve on the Board and, for a transition period, will serve as strategic advisor to Serge Godin, Founder and Executive Chairman of the Board.

“On behalf of the Board and CGI consultants worldwide, I want to congratulate François on his appointment to lead CGI,” said Serge Godin. “The Board and I have been planning for a seamless CEO succession for several years and, given the continued operational strength and resilience of our company, it is an opportune time for François to step in and lead our company into the future.”

“François has had a tremendous positive impact on profitably growing our company over the past 20 years as he led teams around the world to deliver on a wide range of business and operational strategies,” said Julie Godin, Co-Chair of the Board. “I look forward to continuing to work closely with François, our executive team, and the Board of Directors as we advance our profitable growth strategy to build a long-lasting company that remains a partner and expert of choice for our clients, an employer of choice for our people, and an investment of choice for our shareholders.”

“I want to thank Serge, Julie, George and the entire Board of Directors for their confidence,” said François Boulanger. “CGI occupies a distinctive position in the market given the depth of our client relationships and our ownership culture which empowers all of our professionals to continuously create value for our clients, employees and shareholders. I look forward to working closely with our talented team around the world as we harness the power of technology to deliver trusted insights and tangible business outcomes for our clients. Together, we will build the next successful chapter in our company’s nearly 48-year history.”

“CGI has had an exceptional CEO in George Schindler,” added Serge Godin. “Over the past 8 years, CGI has profitably grown to over $14 billion in annual revenue, while our share price more than doubled and our market capitalization increased more than 70%. Across every dimension, George successfully led our team to deliver significant value for all of our stakeholders, demonstrating the depth of his strategic vision and mastery of our business and the market. While George will retire as CEO, we are pleased that CGI will continue to benefit from his experience as both a strategic advisor and member of our Board.”

“It has been an honor to lead CGI and represent our talented people around the world to our clients and shareholders,” said George D. Schindler. “François is a superb leader and well-positioned to lead CGI and all of our stakeholders into the next wave of digital transformation. After nearly 40 years at CGI, I look forward to spending more time with my family and transitioning into an advisory and continued Board role. I want to thank Serge, Julie and the Board for their support and for the opportunity to continue serving this incredible company.”

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 90,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2023 reported revenue is CA$14.30 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1-905-973-8363

Media

Andrée-Anne Pelletier

Manager, Media Relations

an.pelletier@cgi.com

+1 438 468-9118